

Scottish and Southern
Energy

Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

Telephone: (0)1738 455154
Facsimile: (0)1738 455281

Securities and Exchange Commission
450 Fifth Street
WASHINGTON DC
20549
USA





24 May 2005

Dear Sirs

Ref: 82- 3099

I enclose copies of the announcements, and a listing of these announcements, which have been filed with the London Stock Exchange from 1 April 2005 to 18 May 2005.

The information is provided pursuant to Rule 12(g)3-2b of the Securities Exchange Act of 1934 as amended.

Yours sincerely

Anne Sutherland
Company Secretarial Assistant



List of Announcements

Date	Headline	LSE Number
01/04/2005	Corporate Update	4479K
22/04/2005	Holding(s) in Company	4019L
25/04/2005	Holding(s) in Company	4547L
03/05/2005	Directors Shareholding	7896L
18/05/2005	Final Results	4322M

82-30999

Regulatory Announcement

Go to market news section


Free annual report



Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Final Results
Released	07:00 18-May-05
Number	4322M


Scottish and Southern
Energy

Scottish and Southern Energy plc

18 May 2005

PRELIMINARY RESULTS FOR THE YEAR TO 31 MARCH 2005

Chief Executive's Statement

"Scottish and Southern Energy delivered an excellent financial performance in 2004/05, achieving results well in excess of expectations at the start of the year. These results were supported by a strong operational performance. Consequently, the company has continued to meet its core objective, which is to deliver sustained real growth in the dividend. In summary:

- **The Board is recommending a final dividend of 30.3p per share, making a full-year dividend of 42.5p - an increase of 12.7%. This is well ahead of our target of at least 4% real growth for the year to March 2005 and reflects the underlying strength of the business and its prospects. It also represents a significantly higher base from which to grow the dividend in future.**

- **Profit before tax grew by 17.2%, from £609.7m to £714.8m, before goodwill, net finance income from pension assets and exceptional items.**

- **Earnings per share increased by 15.0%, from 54.1p to 62.2p, before goodwill, net finance income from pension assets, deferred tax and exceptional items.**

- **SSE had 6.1m energy supply customers at 31 March 2005, having gained 850,000 during the year, including 300,000 acquired from Atlantic Electric & Gas. In line with its policy of responsible pricing, SSE delayed price rises for domestic customers until the end of the winter. It has now committed to keeping electricity prices for domestic customers at their current levels until at least the start of 2006. It will seek to do the same with gas prices, but this will be determined by trends in wholesale gas prices.**

- **SSE has the second largest, and most diverse and flexible, generation portfolio in the UK following the acquisition of 4,000MW of generation capacity at Ferrybridge and Fiddler's Ferry power stations and their coal stocks for £136.0m.**

- **The investment programme achieved important milestones in gas storage and renewable energy in particular, with SSE in the process of applying for consent to develop an additional 318MW of new wind farm capacity.**

- **There were two exceptional items: the successful progress of SSE's claim on the administration of TXU businesses, which resulted in a first distribution of £159.1m being received from the administrator, plus a share of the distribution to Barking Power Ltd; and the decision, following the end of a 'structural' agreement, to write down certain parts of the original Peterhead Power Station, resulting in an exceptional impairment of £61.0m being taken as a charge to the results for the year.**

- **The agreement reached with Ofgem on the Distribution Price Control for 2005-10 will allow SSE to deliver a quality service for customers while achieving a reasonable return for investors.**

- **SSE's joint venture investment in the Scotland and the South of England gas distribution networks, which will make it the second largest energy distributor in the UK, is on course for completion on 1 June 2005.**

SSE's focus has always been, and remains, the delivery of sustainable long-term real dividend growth. We have assessed the value that we expect to create through operational excellence, the successful integration of our recently-acquired assets and the delivery of our programme of investment in renewable electricity generation, electricity networks and gas storage. On this basis, we are recommending a final dividend of 30.3p per share, an increase of 14.8%, leading to a full-year dividend of 42.5p, an increase of 12.7%.

This is designed to provide a significantly higher base for future dividend growth. From this new, higher base our new target is to deliver at least 4% real growth in the dividend paid to shareholders in each of the three financial years to March 2008, with sustained real growth thereafter.

Our carefully-maintained financial strength, and our continuing focus on the delivery of strong operational performance, means we are in a good position to deliver the new dividend growth target for our shareholders in the years to come."

Ian Marchant
Chief Executive

FINANCIAL OVERVIEW

Note: This preliminary results statement describes profits and earnings before goodwill, net finance income from pension assets ('FRS 17') and the impact of deferred tax.

In 2004/05, SSE again achieved increases in profit before tax, earnings per share and the dividend.

Profit before tax, before goodwill, net finance income from pension assets and exceptional items, grew by 17.2%, from £609.7m to £714.8m. There was profit growth in Power Systems, Generation and Supply, Gas Storage and Telecoms. The most significant growth was achieved in Generation and Supply, reflecting SSE's success in delivering value from its growing customer base and its investment in, and acquisition of, generation assets in recent years.

	2004/05 £m	2003/04 £m	Change %
PBT	785.3	607.3	29.3
- TXU distribution	(133.5)	-	-
- Peterhead write down	61.0	-	-
- Property disposal	-	(10.2)	-
PBT before exceptionals	**712.8**	**597.1**	**19.4**
- FRS 17 income	(13.4)	(2.2)	-
- Goodwill	15.4	14.8	-
Underlying Profit Before Tax	**714.8**	**609.7**	**17.2**

To monitor financial performance over the medium-term, SSE continues to focus on **earnings per share** before the non-cash items of goodwill, the impact of deferred tax and net finance income from pension assets. On this basis, and after excluding the impact of the exceptional items, earnings per share increased by 15.0%, from 54.1p to 62.2p.

The Board is recommending a **final dividend** of 30.3p, an increase of 14.8%, making a full-year dividend of 42.5p, an increase of 12.7%. This compares with 27.5p five years ago, in 2000, since when the dividend has increased by 54.5%, which represents a compound annual growth rate of 9.1%.

The dividend increase for 2004/05 is significantly ahead of SSE's target for the year of 4% real growth, reflecting the underlying performance of the business and its prospects. It is also being recommended to establish a new, higher base from which the dividend is expected to grow in future years.

The continuing delivery of strong performance in SSE's businesses, allied to the prospects for securing benefits from recent acquisitions and investment opportunities, means SSE is in a position to target at least 4% real growth in the dividend payable to shareholders in each of the three years to March 2008, with sustained real growth thereafter.

ENERGY SYSTEMS

Power Systems Overview
Operating profit in Power Systems increased by 2.3%, from £317.5m to £324.7m, contributing 40.3% of SSE's total operating profit.

- Southern Electric Power Distribution's operating profit fell by 2.8% to £193.9m, following the over-recovery of allowable revenues that occurred in 2003/04.
- Operating profit for Scottish Hydro Electric Power Distribution and Scottish Hydro Electric Transmission increased by 10.8% to £130.8m. This followed the under recovery of allowable revenues that occurred in the previous year.

The key responsibility of SSE's Power Systems businesses is to maintain safe and reliable supplies of electricity, and to restore supplies as quickly as possible following interruptions. In line with that, SSE has invested £760m in its electricity networks since 2000, including £172m in 2004/05.

Ofgem's valuation of the physical assets of the transmission, distribution and metering businesses (the Regulated Asset Base) was £2.47 billion on 1 April 2005 and is expected to grow by around £120m over the next five years, excluding any major transmission investment, thus supporting the ongoing value of the Power Systems businesses.

Southern Electric Power Distribution
In 2004/05, Southern Electric Power Distribution distributed 34.1TWh of electricity, an increase of 0.36TWh. The average number of minutes of lost electricity supply per customer was 83.9, which was within the target set by Ofgem under its Information and Incentives Project (IIP), which gives financial benefits to distribution network operators that deliver good performance for customers. The number of supply interruptions per 100 customers was 97.6. Subject to the outcome of the forthcoming Ofgem review of exceptional events, which should reduce these figures, this performance is expected to lead to additional revenue of around £5m.

The programme to upgrade and refurbish the network continued during 2004/05, with 1,680km of high voltage overhead lines and 775km of low voltage lines refurbished. The substantial programme of network automation continued, with another 86 urban substations completed, together with 220 new radio-controlled automated switching units in rural areas, allowing for faster restoration of supply to customers. There has also been significant investment in the underground network, with 50km of high voltage cable replaced.

Scottish Hydro Electric Power Distribution and Scottish Hydro Electric Transmission
In the Scottish Hydro Electric area, 8.748TWh of electricity were distributed during 2004/05, compared with 8.743TWh in the previous year. Excluding the 11 January storm, the average number of minutes of lost electricity supply per customer was 86, which was within the IIP target, as was the number of interruptions per 100 customers, which was 89. Subject to the Ofgem review of exceptional events, which should reduce these figures, this should lead to additional revenue of around £3m under IIP.

The January storm was described as the worst to affect the north of Scotland for 20 years. It resulted in more than 2,000 separate instances of damage being inflicted on the electricity network in the Scottish Hydro Electric area and around one in five customers losing their electricity supply. The company's response to it, drew praise from, amongst others, the First Minister of Scotland.

The ongoing programme of investment in the Scottish Hydro Electric area continued during 2004/05, with another 1,990km of high voltage overhead lines being refurbished, along with 245km of low voltage lines. The programme of network automation has also continued, with another 16 urban substations completed, together with 315 new radio-controlled automated switching units in rural areas.

Distribution Price Control Review
Throughout the process for determining the new electricity distribution price control for 2005 to 2010, SSE's objective was to reach agreement with Ofgem on an overall package of measures in respect of Southern Electric Power Distribution and Scottish Hydro Electric Power Distribution which would allow it to deliver a quality service for customers while achieving a reasonable return for investors. Agreement was reached in December 2004.

Ofgem's review confirmed that SSE is the most efficient operator in electricity distribution in Great Britain.

Looking forward, SSE believes that, taken together, the arrangements for future allowed operational and capital expenditure, operational expenditure efficiency assumptions, the treatment of pensions costs and rising tax charges, the level of real post-tax cost of capital, the incentive framework for delivery of better than expected performance and the treatment of other company-specific issues meet its objective.

For example, during the review, SSE argued that the incremental costs associated with balancing electricity generation and demand on Shetland should become a liability of Scottish Hydro Electric Power Distribution under BETTA (the new British Electricity Trading and Transmission Arrangements - see below) and that these costs, of around £7m a year, should in future be recoverable from all electricity customers. Ofgem agreed, and this outcome confirms the importance of adopting a thorough and constructive approach to engagement with the regulator and other stakeholders.

More broadly, the review resulted in significantly increased allowances for capital expenditure to maintain and improve electricity networks. As a result, SSE's regulated capital expenditure in Power Systems is likely to increase by over 20%, to around £210m, in 2005/06.

Overall, SSE expects the outcome of the distribution price control review to enable it to increase the revenue earned by its electricity distribution businesses in future years. The priority now is to maintain the highest standards of customer service and efficiency within the new price control framework.

Transmission
SSE also reached agreement with Ofgem on the price control for Scottish Hydro Electric Transmission for the two years to 31 March 2007. This will enable a new five-year price control to be set for Great Britain's three electricity transmission companies at the same time.

Since BETTA was introduced on 1 April 2005, National Grid Transco has become Great Britain System Operator, responsible for balancing the supply and demand of electricity across Great Britain. Scottish Hydro Electric Transmission remains responsible for operating, maintaining and investing in the transmission network in its area, which covers around 70% of Scotland. These new arrangements have worked well so far.

In August 2004, Ofgem stated that investment had been approved to allow the replacement of the electricity transmission line connecting Beauly in the Highlands with Denny in the Central Belt of Scotland to go ahead. This work has to take place if the government's targets for the generation of electricity from renewable sources are to be achieved. It is likely that the construction of the replacement line will require an investment of around £250m. SSE expects to submit within the next few weeks an application to Scottish Ministers for consent to build the line. On this basis, and subject to the timely progress of the planning application, the replacement line could be operational in 2008/09.

In addition, a preliminary public consultation document on options for connecting possible renewable generation in the Western Isles to the transmission infrastructure on the Scottish mainland has led to the identification of three options which require further technical and environmental study. While this work remains at a relatively early stage, it could require investment of around £400m towards the end of this decade.

Gas Distribution Networks
In August 2004, a consortium (now named Scotia Gas Networks) in which SSE holds 50% of the equity entered into an agreement to acquire the Scotland and the South of England gas distribution networks from National Grid Transco. In total, they comprise 73,000km of gas mains, delivering gas to around 5.6m industrial, commercial and domestic customers.

The total value of the acquisitions will be £3,162m, of which £2,082m is expected to be funded by already-committed non-recourse borrowings, with the balance being funded by equity. This means that, in return for a cash consideration of £540m, SSE will receive 50% of the distributable earnings from the networks. Upon completion of the acquisitions, SSE will also provide certain corporate and management services for the gas networks under an agreement with Scotia Gas Networks. When completed, the acquisitions will make SSE the second largest energy distributor in the UK.

The acquisitions received approvals from the Department of Trade and Industry and Ofgem in January 2005 and from the Office of Fair Trading in April 2005, and the two networks became separate companies within the NGT group on 1 May 2005. Final approvals from Ofgem and the Health and Safety Executive are still

required, but the acquisitions are on course for completion at the start of June 2005.

A programme of work to complete the acquisition process, and to put in place all the necessary arrangements for the change of ownership, is now well advanced. Payroll, materials management, finance, billing and human resources systems have been developed for the two gas networks. To support the implementation of these systems, a major training programme, involving over 2,000 Scotia Gas Networks staff and over 1,000 staff of contractors, is now close to completion.

Longer-term, it is clear that there are significant opportunities to create value through delivering efficiencies. The acquisitions may also provide other business opportunities, such as in gas metering and in the provision and maintenance of gas equipment. The first priority will, of course, be to deliver gas safely and reliably.

SSE will equity account for the networks as a joint venture and its Accounts will show SSE's share of profit. As their borrowings will be non-recourse, they will not be consolidated on SSE's balance sheet. The networks *are expected to enhance SSE's earnings from the first year.*

GENERATION AND SUPPLY

Generation and Supply Overview
Operating profit in Generation and Supply rose by 29.5%, from £298.5m to £386.5m, contributing 48.0% of SSE's total operating profit. Within SSE's integrated business model, the use of generation assets supports performance in energy supply and value in Generation and Supply is, therefore, assessed as a single value chain.

During 2004/05, SSE's power stations (wholly-owned and owned by joint ventures) generated 37.9TWh of electricity, an increase of 14.7TWh on the previous year. SSE supplied 47.5TWh of electricity to industrial, commercial and domestic customers, an increase of 8.1TWh on the previous year.

With the acquisition of Ferrybridge and Fiddler's Ferry, SSE now owns and operates nearly 10,000MW of electricity generation. Comprising a balanced mix of baseload, mid-merit and peaking plant, SSE's portfolio of power stations is now the second largest and the most diverse in the UK.

Growth in operating profit was achieved mainly as a result of benefits from five main factors. These were: the first full year of ownership of Medway Power; the ending of the contract under which SSE took output from Scottish Power's coal-fired power stations in Scotland, resulting in lower capacity costs; the acquisition of the Ferrybridge and Fiddler's Ferry power stations; increased output from hydro electric stations, including more output qualifying for Renewable Obligation Certificates (ROCs); and sustained growth in energy supply customer numbers. These benefits were partly offset by the impact of rising wholesale gas prices.

In addition, SSE's flexible generation assets continued to perform well in NETA (the New Electricity Trading Arrangements), with success in the balancing market contributing £24m to operating profit during the year. NETA has now been superseded by BETTA.

Generation and Supply accounted for almost all of the £2.3bn increase in SSE's turnover in 2004/05. This was mainly due to: retail sales to the significantly increased number of electricity and gas customers; higher wholesale and retail prices; and new businesses acquired. Around one third of the increase reflects additional wholesale trading of both electricity and gas necessary to optimise the short-term position in volatile energy markets.

EU Emissions Trading Scheme and BETTA
The electricity generation market in the UK was the subject of two important developments in the first few months of 2005: the launch of the EU Emissions Trading Scheme (EU ETS) and the introduction of BETTA.

It is regrettable that, despite the launch of the **EU ETS** on 1 January 2005, there remains a dispute between the UK government and the European Commission about the total number of carbon emissions allowances to

be issued to operators of participating installations in the UK. It is very disappointing that any shortfall between the UK government's proposed National Allocation Plan and that agreed by the EC will be met by reducing the number of allowances given to the electricity generating sector. Nevertheless, SSE's allocation of emissions allowances, of around 20 million tonnes, is reasonable in comparison to the rest of the UK generation sector, although less than the level of emissions that is likely to be required in practice.

The **BETTA** arrangements were successfully introduced on 1 April 2005. As expected, the establishment of the England-Scotland interconnector as part of the wider transmission system has made it easier for the output from SSE's flexible power stations in Scotland to be deployed to meet demand from the electricity market in England and Wales.

Gas-fired Generation
SSE now owns 4,300MW of gas-fired electricity generation capacity, including its share of joint ventures. The 120MW power station in Fife was acquired for £12.5m in February 2004, and during the year SSE invested £4.0m in upgrading the plant to support its operational performance. It returned to full service on schedule, in December 2004.

SSE's acquisition of the balance of the equity interests which it did not already own in Medway Power for £241.1m in November 2003 added another modern, flexible and efficient power station to its group of generation assets and gave SSE the economic benefit from having a 100% interest in Medway's contracts to supply power. As a result of this acquisition, Medway Power contributed an additional £41.0m operating profit in 2004/05, an increase of £25.0m on the operating profit achieved, also as a result of the acquisition, in the final five months of 2003/04.

As with NETA, good performance in BETTA will be dependent on plant reliability, and the number of unplanned outages at SSE's wholly-owned gas-fired power stations was slightly fewer than in 2003/04 and around 50% lower than in the year before that. SSE believes that this is a good performance, but one which can be improved in future years.

Coal and Biomass Generation
SSE acquired the Ferrybridge and Fiddler's Ferry power stations, with a total capacity of almost 4,000MW, and associated coal stocks, for £136.0m on 30 July 2004. This equates to around £20 per kilowatt of installed capacity. Fuel in transit and contracts to supply fuel for the power stations were acquired for £43.0m and £80.3m respectively.

Both are flexible, mid-merit stations which have added to the diversity of SSE's generation portfolio and help it to meet peak demand for electricity. They also allow SSE to manage its exposure to changes in fuel prices by balancing its gas portfolio with a coal portfolio. In the first eight months of ownership, the two power stations contributed around £50m to operating profit after amortising £53.0m of the payment for the contracts to supply fuel.

One of the benefits arising from the acquisition of the stations was that SSE received with them a significant allocation of carbon emissions allowances. In addition, they also 'co-fire' fuels from renewable sources in order to displace fossil fuels, thus reducing the level of carbon emissions resulting from their operation. This output qualifies for ROCs. From the date of the acquisition, their output qualifying for ROCs was 573GWh, an increase of 79% on the same period in the previous year, when they were under their former ownership.

At the time of the acquisition, SSE undertook to examine all options for maximising the longer-term value of the assets, particularly with regard to biomass. In line with this, SSE is now investing around £20m in the development of additional facilities to increase further the ability to co-fire fuels from renewable sources at both power stations. The installation of new 'direct injection' burners at the stations is expected to give them the ability to generate around 1,500GWh per year of output qualifying for ROCs. The work to install the burners is expected to be completed by the end of the financial year 2005/06.

Having experienced the benefits arising from owning a mix of gas-fired and coal-fired capacity in its

generation portfolio, SSE is also examining in detail the case for opting in to the Large Combustion Plant Directive some of the capacity at Fiddler's Ferry and/or Ferrybridge. To do this would require the installation of Flue Gas Desulphurisation (FGD) equipment and an investment estimated to be in the range of £75m-£90m per GW of capacity. A detailed tender exercise is now under way and, in line with the Directive, a final decision on this must be made by the end of 2005.

More broadly, it is becoming increasingly recognised that coal and other fossil fuels will play a central part in meeting future energy needs. New technologies will have to be developed to reduce and capture carbon dioxide emissions caused by the use of all of these fuels and SSE is actively involved in developments in this field.

Hydro Generation

Performance in Generation and Supply during 2004/05 benefited from the increase in SSE's electricity output qualifying for ROCs, which attracted a premium price of around £45/MWh. The increase was attributable to the growing proportion of SSE's hydro electric capacity which has been refurbished, so that its output qualifies for ROCs, and to higher than average 'run-off' of water flowing into SSE's reservoirs.

The output of refurbished hydro electric stations with capacity of up to 20MW qualifies for ROCs, and, in total, SSE has 394MW of capacity in its sub-20MW stations. During 2004/05, refurbishment was completed on 95MW of hydro capacity, taking the overall total of refurbished capacity to 370MW. The refurbishment of the remaining 24MW will be completed by the end of December.

Water running off into reservoirs during 2004/05 was 14% above the long-term average and the 6th highest in over 30 years. This unusually high level of run-off added around £15m to operating profit compared with an average year. Total hydro output was 3,544GWh, compared with 2,640GWh in the previous year. As a result of this and of the investment in refurbishing hydro capacity, SSE's ROC-qualifying hydro output increased to 1,448GWh, compared with 916GWh in 2003/04. Assuming average 'run-off', SSE's ROC-qualifying output from hydro electric stations is again expected to be over 1,400GWh in 2005/06.

The new 3MW hydro electric station at Kingairloch, near Fort William, began generating electricity earlier this year and work on the development of the 7MW of ROC-qualifying capacity at Fasnakyle is well under way.

The planning application for consent to build a new 100MW hydro electric station at Glendoe near Loch Ness is still being considered and the initial tendering process for the project has now been completed. The project is unique, and SSE will determine whether to proceed with the development following a full risk/reward analysis, focusing on: any conditions which must be met as part of the planning consent; the outcome of the tendering process; and further assessments of the income which the station would be likely to generate.

The abolition of Hydro Benefit on 1 April 2005, announced by Ofgem in 2003, and its replacement by a separate scheme to assist customers with the high costs of distributing electricity in the north of Scotland, means SSE's profit from its generation activities will increase by around £37m a year from 2005/06. The profitability of its distribution businesses will be unaffected.

Wind Generation

The increase in the UK's target for electricity generated from renewable sources, to 15% by 2015, emphasises the important part that wind generation will have to play in helping to reduce emissions of carbon dioxide and in increasing the amount of electricity that can be generated from the UK's indigenous resources. The framework for investment in renewable energy remains encouraging.

SSE's first wind farm, at **Tangy** in Argyll, has been operating successfully for over two years and SSE is seeking consent to add another 6MW (**Tangy 2**) to its capacity. Its second wind farm, at **Spurness** on the Orkney Islands, was officially opened in March, taking SSE's operational wind farm capacity to 22MW. Construction work at the 20MW wind farm at **Artfield Fell** in Wigtownshire, and on the 120MW wind farm at **Hadyard Hill** in Ayrshire, is advancing well and both should begin to generate electricity during 2005/06.

The progress of other applications for consent to build wind farms, including those proposed by SSE, is proving to be slow, reflecting a planning regime which the Scottish Executive itself has described as 'stringent'. The applications to build wind farms at **Drumderg** (32MW) and **Gordonbush** (87MW) have been in the planning process for 21 months and two years respectively, but have yet to be finally determined.

These seven developments comprise the first phase of SSE's wind energy development plans and around £80m has now been invested at Tangy, Spurness, Artfield Fell and Hadyard Hill. An additional £140m will be required to complete Artfield Fell and Hadyard Hill and to develop Drumderg, Gordonbush and Tangy 2.

SSE is also continuing to develop plans for the second phase of its investment in wind energy and is in the process of applying for consent to develop a further 318MW of capacity at four sites in Scotland. The development of these four sites, if consented, will require investment of around £250m over the next few years. Other sites are also being developed with a view to seeking planning consent in future years.

As a result of its ongoing programme of investment in renewable energy, SSE remains on course to have around 1,000MW of ROC-qualifying wind and hydro generating capacity by 2008. Of this, it already has in place, or has secured consent to develop, 566MW of capacity (395MW in operation and 171MW in construction or refurbishment).

New Technologies

Investment in the research, development and demonstration of new technologies for generating electricity is a key part of the government's energy policy, and is part of SSE's strategy to remain the UK's leading generator of electricity from renewable sources.

- In August 2004, SSE and Talisman Energy (UK) announced plans to construct a £28m wind farm demonstrator project, with a capacity of up to 10MW, adjacent to the Beatrice Oil Field, 25km off the coast of Scotland, in deep water in the Moray Firth. The project is being funded by the Scottish Executive, Department of Trade and Industry and the European Commission, in addition to the two companies. SSE is contributing £7m to the project. Electricity from the demonstrator project should begin to be generated by 2007.

- Renewable Technology Ventures Ltd (RTVL), the joint venture between SSE and The Weir Group, has invested £2.4m on the development of a tidal power generating device. Following this work, RTVL is now seeking to build a full-sized commercial demonstrator device, with a capacity of 2.4MW, and hopes to deploy the device at the European Marine Energy Centre in Orkney. This is subject to ongoing discussions with the Department of Trade and Industry and the Scottish Executive, and could require investment by SSE of around £2m. The device would be the largest of its kind in the world and includes unique design features.

- SSE entered into an agreement with Renewable Devices Swift Turbines Ltd, a technology company providing accessible renewable energy solutions, in October 2004. It has developed what is believed to be the world's first feasible rooftop-mountable wind energy system, which is capable of delivering significant amounts of energy to businesses, offices and homes. Under the agreement, SSE is investing almost £300,000 in Renewable Devices to acquire 20% of the share capital and will also provide opportunities to market its rooftop wind system to a wide range of customers. Devices are being installed at a number of locations around the country, including the NaRECentre in Newcastle and a zero-emissions property development at Bow in London.

- SSE has acquired a 7.5% stake in solarcentury, the largest independent solar photovoltaics company in the UK, for £1m. The two companies have also entered into a collaboration agreement. As a result of this, solarcentury's expertise in solar energy will be brought together with SSE's electrical contracting business to market the provision and installation of solar energy solutions to a growing number of customers throughout the UK. They have already combined to provide and install solar PV for a variety of organisations, including the National Trust in Swindon and Spitalfields market in London.

With growing interests in emerging technologies, allied to its established capability in generating electricity from the more mature technologies of hydro, onshore wind and biomass, SSE is now a genuinely pan-renewables company, and is well-placed to maintain its current position as the UK's leading generator of electricity from renewable sources.

Energy Supply

SSE's energy supply business had 6.1m customers at 31 March 2005. It grew by 16% in 2004/05, with a net gain of 850,000 customers, including over 300,000 customers from Atlantic Electric and Gas (Atlantic) in April 2004. Growth in customer numbers has continued at a similar rate since the end of March. Overall, SSE now has 1.5m more customers than at the start of 2002, an increase of one third.

The final acquisition cost of the Atlantic customers and the customer debt book was £85.2m. Since April 2004, £60m from the debt book has been collected. A year on from the acquisition, the number of customers with Atlantic is still over 300,000.

Growth achieved during the year also includes a net gain of business customers covering around 85,000 sites throughout Great Britain. SSE won the tender to supply electricity to the NHS's 800 large sites in England in a three-year deal worth over £220m. In total, SSE's business customers now cover 415,000 sites throughout Great Britain.

The increase in customer numbers has been aided by growing success in retaining existing customers. By the end of 2004/05, the number of customers leaving SSE for other suppliers had fallen by around 20% compared with the previous year.

Although all the other major energy supply companies raised their prices for domestic customers at least twice during 2004, SSE made just one increase, in line with its policy of responsible pricing. It eventually raised prices for most customers in March 2005 but, in doing so, gave a commitment to hold electricity prices at their revised levels until at least the start of 2006. SSE aims to do the same with gas prices, but its ability to do so will be determined by trends in wholesale gas prices.

SSE remains the most efficient energy supplier in the UK, incurring the lowest cost when serving customers, according to a study by Datamonitor published in January 2005. The study said that SSE's 'cost to serve' is between 10% and 23% lower than that of other suppliers.

Customer Service

Equally important to success in energy supply is maintaining the highest possible standards of customer service.

SSE's 'one-stop' fully integrated customer service system continues to offer one of the broadest range of functions in the sector and was enhanced during 2004/05 to improve further standards of service while at the same time keeping pace with changing technology. Since December 2004, on-line billing services have been available to SSE energy supply customers, allowing them to view and pay their bills, submit meter readings and raise enquiries. Already, around 25,000 customers have registered for this new service.

Despite the significant growth in customer numbers, SSE secured during 2004/05 a reduction of 48% in the number of customer complaints sent to energywatch for resolution, to fewer than 1,400 (excluding Atlantic). This follows the 23% reduction achieved during the previous year. In the statistics published by energywatch in March 2005, SSE had the lowest rate of complaints in respect of all three categories: account and billing matters, transfers between companies and direct selling.

The leading independent study, by JD Power, published in November 2004, found that SSE has the highest level of customer satisfaction among UK gas suppliers and the third highest among electricity suppliers.

Product Development

During the year, SSE launched new products, demonstrating the strength of its commitment to product development as a key contributor to long-term success in energy supply.

- **power2** is a unique package which offers customers a commitment that electricity will be generated from SSE's hydro electric schemes along with a tree-raising scheme to offset carbon emissions resulting from their consumption of gas and disposal of household waste. It has already attracted almost 20,000 customers.
- **easywarm** is a fixed-price energy product for customers aged over 50 which has been piloted in south Wales. It has attracted over 20,000 customers. SSE is assessing whether to offer easywarm to customers in other parts of the country.
- **energyplus care** is a new tariff and package of services for SSE's most vulnerable customers which should enable a qualifying family living in a three-bedroom semi-detached house to reduce their total energy bills by around 30%, or £200 a year. It was described by energywatch as 'a big stride forward in the development of effective and innovative social tariffs'.

The **energyplus care** product is designed to help customers with multiple problems: a low income that needs to be supported by particular benefits; special needs such as a disability; and a home that has particularly poor energy efficiency. While SSE does not believe that the energy supply industry is responsible for fuel poverty, it does believe that it is in the long-term interests of the industry to make a real effort to play its part in dealing with the problem.

Overall, SSE believes that its work on product development, emphasis on customer service and its policy of responsible pricing means that its energy supply business should be able to extend further the period of growth which began at the start of 2002.

Energy Services

An increasing number of supply customers are likely to seek a wider range of energy-related services, covering renewable, sustainable and energy efficient products. With well-established Contracting, Connections and Appliance Retail businesses, and a growing portfolio of micro-generation technologies, SSE is very well-positioned to capture a significant proportion of this developing market.

SSE's ability to provide a broad energy services offering should also increase its scope to secure additional business opportunities in electrical contracting, 'local' electricity networks, street lighting and energy supply to major customers.

With that aim in mind, SSE's Energy Services Unit was established during 2004 to provide a comprehensive range of 'beyond the meter' services. The work of the unit will focus initially on public sector organisations such as local authorities, and then extend to customers in the commercial sector such as housebuilders and other developers. In due course, the aim is to market SSE's package of energy services to domestic customers.

CONTRACTING AND CONNECTIONS

Contracting and Connections delivered operating profit of £47.5m during 2004/05, compared with £48.7m in the previous year.

The **Contracting** businesses are already leaders in their sector and their plans for future growth are continuing to develop effectively.

- Southern Electric Contracting acquired the electric contracting division of what was previously Eastern Contracting in January 2005, in a transaction with a value of around £2m. As part of the deal, SEC also acquired the Eastern Contracting name. The acquired business is based in Bury St Edmunds, employs around 200 staff and extends significantly SEC's area of operation.
- A joint venture comprising SEC and Interserve was awarded the Ministry of Defence's 'Prime' contract covering London and the south-east of England. The contract is to provide mechanical and

electrical maintenance for over 100 MoD sites, and is worth around £400m over an initial seven years. Work started in April 2005.

- In partnership with the asset finance division of The Royal Bank of Scotland, SEC has contracts worth around £350m to replace and maintain street lights for three local authorities in England under the Private Finance Initiative. These contracts are progressing well.
- Thermal Transfer has significantly increased its presence in the healthcare sector, acting as a specialist contractor in the design and build of laboratories, containment areas, cleanrooms and support facilities at major hospitals throughout the country.

The **Connections** business completed around 42,000 electrical connections during 2004/05, a similar number to the previous year. In addition, it has continued to expand its portfolio of electricity networks outside the Southern Electric and Scottish Hydro Electric Power Distribution areas. SSE's Connections business now owns and manages 16 electricity networks outside SSE's two electricity distribution areas.

It is also a licensed gas transporter, owning and operating gas mains and services in many parts of the country. The rate of connecting new premises to its gas networks continued to grow, and during the year, it connected a further 7,000 premises, up 20% on the previous year, taking the total number of connections to more than 27,000.

An illustration of the business' progress is its success in winning a major contract to provide, own and operate the electricity and gas networks for the Braehead development at Renfrew, part of the Clydeside area regeneration project. The development consists of around 2,000 residential units, with retail and commercial accommodation, including a large indoor ski slope and leisure centre. Preliminary work has started on site and the first connection is expected in the second half of this year.

GAS STORAGE

Gas Storage delivered an operating profit of £18.3m, an increase of 60.5% compared with the previous year. Demand for gas storage facilities in the UK remains high and, in a volatile gas market, SSE has continued to enter into new contracts to provide storage at a significantly higher value than the contracts they replace.

The onshore gas storage facility at Hornsea, which SSE acquired in 2002, is currently the largest in the UK and has a good record of reliability. It therefore provides customers with a means of managing their changing supply/demand position. In this respect, meeting customers' nominations is vital and Hornsea has continued to be 100% available to customers except in instances of planned maintenance. Looking ahead to the 2005/06 winter, all of the capacity at Hornsea has already been sold.

SSE's joint venture with Statoil (UK), in which SSE is investing £150m, to develop what will become the UK's largest onshore gas storage facility at Aldbrough, is continuing to make good progress. With a total new capacity of around 420 million cubic metres, of which SSE will have the ownership interest in 280 million cubic metres, Aldbrough will provide essential additional gas storage for the UK energy industry.

Consent was received in March 2005 from DEFRA to begin 'leaching' the nine caverns that will be used to store gas. Leaching at the first cavern is now well under way and work on other caverns will follow during 2005/06. The process will take around four years to complete, with the first cavern expected to be ready to store gas in 2007.

TELECOMS

SSE's combined Telecoms business (SSE Telecom and Neos) achieved an operating profit of £10.6m in 2004/05, compared with £3.5m in the previous year. The benefits from establishing in 2003/04 a national telecoms network, a UK-wide sales force and a competitive range of products targeted at commercial and public sector customers are now being realised. As part of SSE, Neos is also able to position itself as one of the UK's most financially secure telecoms network operators

The improvement in performance is partly the result of higher sales, and important contracts have recently been signed with major companies including Opal Telecom and O2. In addition, an improvement in gross margins and a reduction in overhead costs has been achieved, partly through synergy savings achieved by combining the SSE Telecom and Neos businesses.

EXCEPTIONAL ITEMS

TXU Europe Group plc
On 31 March 2005, SSE received its first distribution, of £159.1m, from the administrators of TXU Europe Group plc and certain of its subsidiaries, with regard to its agreed claim of £294.2m in respect of a 14-year contract originally entered into in 1997.

After extinguishing a debtor balance, the net receipt of £111.2m was taken as an exceptional credit to the results for 2004/05. To this has been added SSE's share (£22.3m) of the distribution paid by the administrator to Barking Power Ltd, the operators of Barking Power Station.

SSE expects to receive further distributions of up to a total of £100m from the administration, in the autumn of 2005 and the spring of 2006, but these have not been recognised in the results to date as the value and precise timing of the receipts are uncertain. Overall, SSE now expects that over 85% of its agreed claim will be settled.

Peterhead Power Station
In line with the decision announced in November 2003, the 'structural' agreement under which ScottishPower paid a capacity fee each year for the use of part of the capacity of Peterhead Power Station ended on 31 March 2005. The agreement was in respect of the original station, which was not re-powered in 2001, and had been intended to run until 2012. Its end has led to a reappraisal of the power station and, in particular, the carrying value of the assets which were subject to the contract. This concluded that certain parts of the original station ought to be written-down. Consequently an exceptional impairment of £61m has been taken as a charge to the results for the year.

The re-powered station, which comprises three combined cycle gas turbines and a steam turbine, with a total capacity of 1,140MW, continues to be held at its full net book value as it remains one of the most flexible power stations in Europe and is considered to be an asset with very significant future economic life.

GROUP CAPITAL EXPENDITURE

Group investment and capital expenditure, excluding acquisitions, totalled £383.5m during 2004/05, compared with £289.7m in the previous year.

Capital expenditure in Power Systems was £176.7m, compared with £147.9m in the previous year. Of this, £100.3m was invested in network refurbishment and £76.4m on network expansion. Following the distribution price control review for 2005-10, SSE's capital expenditure in Power Systems is likely to increase to around £210m in 2005/06.

Another important feature of capital expenditure in 2004/05 was investment of £119.3m for growth in generation, with the refurbishment work being carried out at hydro electric power stations and the development of new hydro electric and wind energy schemes which will lead to the production of ROC-qualifying energy. In addition, £31.7m was invested in the ongoing development of the new gas storage facility at Aldbrough.

Within the overall total, capital expenditure for growth was £174.0m during 2004/05. This mainly comprised renewable energy and gas storage. As previously stated, capital expenditure will be significantly higher in the next few years, with investment in renewable energy, electricity networks and gas storage, and is expected to be around £500m in 2005/06. All investments are expected to achieve returns which are greater than the cost of capital and are expected to enhance earnings.

NET DEBT AND CASH FLOW

During 2004/05, SSE's net debt increased by £31.7m to £1,448.8m, following acquisitions totalling £339.0m and capital expenditure for growth, principally in renewable energy and gas storage, totalling £174.0m.

The fact the increase in net debt was small reflects the strong underlying free cash flow generated by SSE and the inflows of: £159.1m cash from the TXU administration; the recovery of £60m from the debt book of Atlantic; and the cash generation of £53m from the contract book purchased with Fiddler's Ferry and Ferrybridge. As already stated, these positive benefits were offset by cash outflow on higher capital expenditure for growth and the acquisitions of the two power stations and Atlantic.

FINANCIAL MANAGEMENT

Treasury Policy

SSE's operations are financed by a combination of retained profits, bank borrowings, long-term debt issuance and commercial paper. As a matter of policy, a minimum of 50% of SSE's interest rate exposure is kept at fixed rates of interest. Within this policy framework, SSE borrows as required, at both fixed and floating rates, with interest rate swaps and forward rate agreements being used to achieve the desired profile. All borrowings in foreign currencies are swapped back into Sterling.

At 31 March 2005, 97.6% of SSE's borrowings were at fixed rates, after taking account of interest rate swaps.

Liquidity policy requires SSE to ensure that it has committed borrowings and facilities equal to at least 105% of forecast borrowings over a rolling 12 month period. As at 31 March 2005, SSE had undrawn committed bank facilities of £650m, with a weighted average period, until maturity, of 4.7 years.

There is relatively little direct exposure to foreign currency risk as the United Kingdom is SSE's main area of operation. If either fuel or plant are contracted in foreign currency, SSE's policy is to hedge all material purchases through the use of forward purchases of foreign currency and derivative instruments. Indirect foreign exchange exposures created through SSE's gas purchases are similarly hedged on an ongoing basis.

Borrowings and Facilities

The objective for SSE is to maintain a balance between continuity of funding and flexibility, with a range of maturity dates. Its average debt maturity profile as at 31 March 2005 was 12.0 years, compared with 13.9 years as at 31 March 2004.

The maturity profile continues to reflect the medium to long term nature of SSE's underlying assets and means its debt structure is in a strong position going forward, with around £1.65bn of borrowings in medium to long-term funding in the form of issued Bonds and European Investment Bank borrowings. A total of 1.7% of SSE's total borrowings will mature in the 12 months to March 2006.

SSE issued its first convertible bond, of £300m, in October 2004. Holders of the Bond may elect to convert their holdings into ordinary shares of SSE at a conversion price of 900p per share until its final maturity date in October 2009. In return, SSE benefits from a low interest coupon of 3.75%, contributing to the reduction in its average interest rate payable. The net proceeds of the Bond were partly used to reduce SSE's existing borrowings, with the balance held as cash on deposit to contribute to the funding of the gas networks acquisition.

In November 2004, a new five-year £650m committed Revolving Credit Facility was signed to provide standby liquidity and to backstop SSE's commercial paper programme which was increased to Euro 1.5bn during the year. This facility replaced more expensive facilities at both SSE plc and Southern Electric Power Distribution plc, while an increase in the total size of available committed funding reflects the larger potential borrowing requirements of SSE going forward.

Interest

SSE's net interest charge in 2004/05 was £90.9m, compared with £85.5m in the previous year. This reflects

the acquisitions made during the period, offset by continuing strong cash flow. The average interest rate for SSE during the year was 5.91%, compared with 5.96% in the previous year. Underlying interest cover was 9.0 times, compared with 8.4 times the previous year.

TAX

The effective current tax rate, before exceptional items, was 25.5%, compared with 24.1% in the previous year. As deferred tax liabilities are only a potential exposure, discounting has been applied to reflect the long-term nature of the assets and this impacts on both the profit and loss account and on the balance sheet. An additional discounted liability of £21.5m has been recognised on the balance sheet as at 31 March 2005. The tax charge, before exceptional items, including the deferred tax element, was 30.1%, compared with 26.3% in the previous year.

BALANCE SHEET

SSE continues to maintain one of the strongest balance sheets in the global utility sector, which continues to give it significant competitive advantage in terms of cost of funding and supporting new developments. In February 2005, the rating agency Moody's re-affirmed SSE's credit rating as Aa3 (or 'strong').

In line with the FRS 17 treatment of pension scheme assets, liabilities and costs, a net pension scheme liability of £143.6m is recognised in the balance sheet at 31 March 2005, including, for the first time, £19.6m of deficit in respect of the scheme for employees at Ferrybridge and Fiddler's Ferry.

During 2004/05, employer cash contributions to the Scottish Hydro Electric scheme amounted to £8.9m and £3.0m was contributed to the scheme for employees at Ferrybridge and Fiddler's Ferry. Contributions to the Southern Electric pension scheme amounted to £10.0m during 2004/05.

The actuarial valuation of the Southern Electric scheme as at 31 March 2004 was finalised. As expected, the results showed a gross deficit of £275.5m, compared with the FRS 17 deficit on the same date of £253.0m. The FRS17 gross deficit on 31 March 2005 was £282.0m. Following discussions with the Trustees on how this deficit might be repaired, a contribution towards the deficit of £29.5m per year (increasing each year in line with RPI) was agreed in March 2005, in addition to an ongoing contribution rate of 19.9% of salaries. As part of the Distribution Price Control for 2005-2010, it was agreed that allowances for 76% of deficit repair contributions should be included in price controlled revenue.

Similar discussions have been concluded with the Trustees of the pension scheme that exists for the benefit of employees at Fiddler's Ferry and Ferrybridge power stations where a gross deficit of £13.7m had been calculated as at 31 March 2004. An additional contribution of 8% of salary (around £1.3m per year) has been added to the employer's contribution rate in order to repair the deficit.

PURCHASE OF OWN SHARES

During 2004/05, the Directors of SSE did not exercise their authority to purchase, in the market, the company's own shares. In the previous year, 1,760,000 of the Company's 50p ordinary shares were purchased and cancelled at an average price of 633p per share. The Directors will seek renewal of their authority to purchase, in the market, the Company's own shares at the Annual General Meeting on 28 July 2005. It remains the policy of the Board of SSE to take opportunities to return value to shareholders through the purchase of the Company's own shares should the conditions be appropriate.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

SSE's interim results for 2005/06, to be published in November 2005, will comply with International Financial Reporting Standards (IFRS), as adopted by the European Union. In advance of that, SSE will re-state its accounts for 2004/05 in accordance with IFRS, and make the re-stated accounts available via its website. A seminar for analysts and investors on the transition to IFRS will be held in September, and the presentation

will also be made available on SSE's website. SSE does not believe that the adoption of IFRS will have any impact on its dividend policy. A description of the issues in respect of IFRS will appear in SSE's Annual Report and Accounts 2005.

SAFETY AND THE ENVIRONMENT

SSE aims to create value for shareholders by running the business with a strong emphasis on safety and on caring for the environment. During 2004/05, the number of lost time and reportable accidents within the company was 17, which was the lowest ever and which compared with 27 in the previous year. The number of serious, or potentially serious, road traffic accidents involving employees driving company vehicles fell from 0.52 per 100 vehicles to 0.42 in 2004/05.

To benchmark its environmental activities, SSE took part in Business in the Community's Environment Index, the results of which were published in April 2005. Its score was 98.8, making SSE the joint top performing company in its sector and placing it in BitC's 'Premier League' of participating companies.

The Environment Index is part of a wider Corporate Responsibility Index, in which SSE participated in full for the first time. Its score was 93%, which positioned it joint 14th out of 144 participating companies.

EMPLOYEES

The progress made by SSE is largely due to the outstanding work done by employees in every part of the business. There is no doubt that 2004/05 was the most eventful year so far in the development of SSE. At the same time, one of SSE's eight principles of corporate responsibility is to provide opportunities for employees to become shareholders in the company.

In support of this principle, and in the light of a wish to give additional recognition to employees' performance in the year, the Board has decided to make a special award of 50 free shares in the company to everyone employed by SSE on 31 March 2005 and still in employment on the date the shares are awarded. Under the arrangements for the award, the shares will be held in trust for three years.

STRATEGY AND OUTLOOK

SSE has consistently set out four areas in which it can enhance and create value for shareholders: maintaining and investing in energy networks; adding to its leading-edge generation portfolio; growing its energy supply business; and developing its growing presence in businesses such as contracting, connections, telecoms and gas storage. This focus on energy and energy-related businesses in the UK has delivered growth in the dividend of 54.5% between 2000 and 2005, and it will continue, with the clear objective of delivering the new dividend target in the years ahead.

In practice, this means that SSE's emphasis during 2005/06 will continue to be on the effective day-to-day management of its businesses and on securing value from its acquisitions and investment programme. Following a period in which the scale and scope of SSE's activities has increased significantly, the highest importance during 2005/06 will be attached to delivering significant value for shareholders from the opportunities that have been created over the past two years.

Investor Timetable

24 May 2005*	Publication of Annual Report on website
28 July 2005	Annual General Meeting - Pitlochry
24 August 2005	Shares go ex-dividend
26 August 2005	Date for recording transfers to receive dividend
23 September 2005	Dividend payable
16 November 2005 *	Announcement of Interim Results

* provisional date

Enquiries to:

Scottish and Southern Energy plc
Alan Young – Director of Corporate Communications + 44 (0)870 900 0410
Denis Kerby – Investor and Media Relations Manager + 44 (0)870 900 0410

Financial Dynamics
Andrew Dowler + 44 (0)20 7831 3113

There will be an analysts' presentation starting at 09:30GMT at the offices of Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London WC2A 1PB.

Webcast facility: This is available by going to: www.scottish-southern.co.uk

Telephone conference call:

Wednesday, 18 May
UK: 0845 146 2004
International: +44 (0) 1452 569 393

Replay facility (for one week)
UK: 0845 245 5205
International: +44 (0) 1452 550 000
Pin number: 6339569 #

Group Profit and Loss Account
for the year ended 31 March 2005

	Note	2005 Before Exceptional items £m	2005 Exceptional items (note 3) £m	2005 Total £m	2004 Total £m
Turnover					
Group and share of joint ventures		7,482.8	-	7,482.8	5,184.2
Less: share of joint ventures		58.2	-	58.2	59.8
Group turnover	4	7,424.6	-	7,424.6	5,124.4
Cost of sales		(6,256.1)	(61.0)	(6,317.1)	(4,100.1)
Gross profit		1,168.5	(61.0)	1,107.5	1,024.3
Distribution costs		(225.0)	-	(225.0)	(229.1)
Administrative costs		(204.0)	-	(204.0)	(166.1)
Other operating income	3	-	111.2	111.2	-
Operating profit					
Group		739.5	50.2	789.7	629.1
Share of joint ventures		28.9	-	28.9	30.6
Share of associates		21.9	22.3	44.2	20.6
Total operating profit	4	790.3	72.5	862.8	680.3
Gain on disposal of property		-	-	-	10.2
Income from fixed asset investments		-	-	-	0.1
Net interest payable	5				
Group		(73.7)	-	(73.7)	(63.3)
Joint ventures		(10.3)	-	(10.3)	(11.5)
Associates		(6.9)	-	(6.9)	(10.7)
Other finance income		13.4	-	13.4	2.2
Profit on ordinary activities before		712.8	72.5	785.3	607.3

	Note				
taxation					
Taxation	7	(215.0)	(27.2)	(242.2)	(159.5)
Profit on ordinary activities after taxation		497.8	45.3	543.1	447.8
Equity minority interests in subsidiary undertaking		0.1	-	0.1	0.1
Profit attributable to ordinary shareholders		497.9	45.3	543.2	447.9
Dividends	8	(364.7)	-	(364.7)	(322.9)
Retained profit		133.2	45.3	178.5	125.0
Earnings per share (p)	9				
- basic		58.1		63.4	52.3
- adjusted		62.2		67.5	54.1
- diluted		57.4		62.6	52.2

Balance Sheets
as at 31 March 2005

	Note	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Fixed Assets					
Intangible assets		268.8	274.0	-	-
Tangible assets		4,383.8	4,139.1	-	-
Investments in subsidiaries		-	-	777.9	777.9
Investments in joint ventures					
Share of gross assets		200.5	195.9	-	-
Share of gross liabilities		(31.2)	(19.8)	-	-
		169.3	176.1	-	-
Investments in associates		43.1	20.7	-	-
Other investments		1.4	0.2	-	-
		213.8	197.0	-	-
		4,866.4	4,610.1	777.9	777.9
Current assets					
Stocks		134.1	46.0	-	-
Debtors		1,073.7	736.9	3,093.7	2,753.4
Investments		218.5	21.8	199.1	8.6
Cash at bank and in hand		13.7	6.5	0.5	0.4
		1,440.0	811.2	3,293.3	2,762.4
Creditors: amounts falling due within one year		(1,700.8)	(1,307.8)	(2,121.9)	(1,813.9)
Net current (liabilities)/assets		(260.8)	(496.6)	1,171.4	948.5
Total assets less current liabilities		4,605.6	4,113.5	1,949.3	1,726.4
Creditors: amounts falling due after more than one year including convertible debt		1,918.4	1,652.3	982.6	684.8
Provisions for liabilities and charges					
Deferred taxation		530.4	512.7	-	-
Other provisions	10	111.3	96.0	-	-
Net assets excluding pension asset/ (liability)		2,045.5	1,852.5	966.7	1,041.6
Net pension asset	6	70.9	52.7	70.9	52.7
Net pension liability	6	(214.5)	(177.1)	-	-
Net Assets including pension asset/					

(liability)	**1,901.9**	1,728.1	**1,037.6**	1,094.3
Capital and reserves				
Called up share capital	**429.4**	428.7	**429.4**	428.7
Share premium account	**81.6**	72.6	**81.6**	72.6
Capital redemption reserve	**13.7**	13.7	**13.7**	13.7
Profit and loss account	**1,377.6**	1,213.4	**512.9**	579.3
Total shareholders' funds	**1,902.3**	1,728.4	**1,037.6**	1,094.3
Equity minority interests in subsidiary undertaking	**(0.4)**	(0.3)	**-**	-
	1,901.9	1,728.1	**1,037.6**	1,094.3

Group Cash Flow Statement
for the year ended 31 March 2005

	Note	2005 £m	2004 £m
Net cash inflow from operating activities	11	**1,150.7**	800.3
Dividends received from joint ventures and associates		**12.5**	11.5
Returns on investments and servicing of finance		**(72.0)**	(53.5)
Taxation		**(152.9)**	(142.7)
Free cash flow		**938.3**	615.6
Capital expenditure and financial investment		**(309.9)**	(259.9)
Acquisitions and disposals		**(339.0)**	(244.5)
Equity dividends paid		**(330.8)**	(306.7)
Net cash outflow before management of liquid resources and financing		**(41.4)**	(195.5)
Management of liquid resources		**(196.7)**	(12.8)
Financing		**242.7**	219.5
Increase in cash in the year		**4.6**	11.2

Notes to the Group Cash Flow Statement
for the year ended 31 March 2005

Reconciliation of net cash flow to movement in net debt

	2005 £m	2004 £m
Increase in cash in the year	**4.6**	11.2
Cash inflow from increase in debt and lease financing	**(233.0)**	(224.1)
Cash outflow from increase in liquid resources	**196.7**	12.8
Movement in net debt in the year	**(31.7)**	(200.1)
Net debt at 1 April	**(1,417.1)**	(1,217.0)
Net debt at 31 March	**(1,448.8)**	(1,417.1)

Analysis of net debt

	As at 1 April 2004 £m	Increase in cash £m	(Increase)/ decrease in debt £m	**As at 31 March 2005 £m**
Cash at bank and in hand	6.5	7.2	-	**13.7**
Overdrafts	(1.8)	(2.6)	-	**(4.4)**
Other debt due within one year	(80.6)	-	56.1	**(24.5)**

Net borrowings due within one year	(75.9)	4.6	56.1	**(15.2)**
Net borrowings due after more than one year	(1,363.0)	-	(289.1)	**(1,652.1)**
Current asset investments	21.8	-	196.7	**218.5**
Net debt	(1,417.1)	4.6	(36.3)	**(1,448.8)**

Group Statement of Total Recognised Gains and Losses
for the year ended 31 March 2005

	2005 £m	2004 £m
Profit for the financial year		
Group	**502.6**	425.5
Share of joint ventures	**13.5**	16.3
Share of associates	**27.1**	6.1
Profit for the financial year	**543.2**	447.9
Actuarial (loss)/gain recognised in respect of pension fund	**(14.3)**	153.8
Total recognised gains and losses relating to the financial year	**528.9**	601.7

Group Reconciliation of Movement in Shareholders' Funds
as at 31 March 2005

	2005 £m	2004 £m
Profit for the financial year	**543.2**	447.9
Dividends	**(364.7)**	(322.9)
Retained profit for the year	**178.5**	125.0
Actuarial (loss)/gain recognised in respect of the pension fund	**(14.3)**	153.8
	164.2	278.8
New share capital subscribed	**9.7**	6.6
Transfer on acquisition of subsidiary	**-**	(27.8)
Repurchase of ordinary share capital for cancellation	**-**	(11.2)
Net addition to shareholders' funds	**173.9**	246.4
Opening shareholders' funds	**1,728.4**	1,482.0
Closing shareholders' funds	**1,902.3**	1,728.4

Notes on the Financial Statements

1. Financial Statements
The financial information set out in this announcement does not constitute the Group's Statutory Accounts for the years ended 31 March 2005 or 2004 but is derived from those Accounts. Statutory Accounts for 2003/04 have been delivered to the Registrar of Companies, and those for 2004/05 will be delivered following the Company's Annual General Meeting on 28 July 2005. The Auditors have reported on those Accounts and their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985. This Preliminary Announcement was approved by the Board on 17 May 2005.

2. Basis of consolidation
The Group Accounts consolidate the Accounts of Scottish and Southern Energy plc and its subsidiary undertakings together with the Group's share of the results and net assets of its joint ventures and associates.

The results of subsidiary undertakings acquired or sold are consolidated from the date of acquisition, using the acquisition method of accounting. The results of joint ventures and associates are included using the equity method of accounting.

3. Exceptional items

(i) Cost of sales depreciation

At 31 March 2005 the contract which provided Scottish Power with rights over a part of the original Peterhead Power Station until 2012 was ended. This contract was put in place at privatisation as part of a suite of contracts known as the structural contracts. The end of Scottish Power's interest in Peterhead has triggered a reappraisal of the power station and in particular the carrying value of the assets which were subject to the contract. Scottish Power did not have rights over the re-powered station but their contractual interest was limited to the original station. As a result of these events, an impairment review was carried out on the income generating unit affected using a discount rate of 5% which concluded that the value in use of the original station was impaired. Consequently an exceptional impairment of £61.0M has been taken as a charge to the results for the year. In view of the size and nature of this amount, this is disclosed separately as an exceptional item. The re-powered station continues to be held at its full net book value. The impairment charge had no impact on group cash flow.

(ii) Other operating income

On 30 March 2005 a net dividend of £159.1M was received in relation to the administration of TXU Europe Energy Trading Limited which had been placed into administration in 2002. After extinguishing debtor balances the net receipt of £111.2M was taken as an exceptional credit to the results for the year-ended 31 March 2005. In addition to this, the group's share of the exceptional credit recognised as income by an associate company, Barking Power Limited, amounting to £22.3M, is shown separately within share of operating profit from associates. Further dividends, of up to £100m, are expected from this administration, but these have not been recognised in the results to date as the value and the timing of the receipts are uncertain.

Notes on the Financial Statements

4. Segmental analysis

All turnover and profit before taxation arise from operations within Great Britain and Ireland and relate to continuing operations.

The Group's principal business is the generation, distribution and supply of electricity and sale of gas in Great Britain and Ireland and the transmission of electricity in the north of Scotland. Analysis of turnover and operating profit by activity is provided below:

Turnover

	Total turnover		Internal turnover		External turnover	
	2005	2004	**2005**	2004	**2005**	2004
	£m	£m	**£m**	£m	**£m**	£m
Power Systems						
Scotland	**258.9**	243.3	**188.1**	180.9	**70.8**	62.4
England	**369.2**	378.5	**185.5**	187.7	**183.7**	190.8
	628.1	621.8	**373.6**	368.6	**254.5**	253.2
Generation and Supply	**6,766.1**	4,505.6	**15.7**	16.4	**6,750.4**	4,489.2
Other Businesses	**645.5**	576.5	**225.8**	194.5	**419.7**	382.0
	8,039.7	5,703.9	**615.1**	579.5	**7,424.6**	5,124.4

Operating profit

	2005 Before exceptional items	2005 Exceptional items	Total	2004
	£m	£m	£m	£m
Power Systems				
Scotland	130.8	-	130.8	118.1
England	193.9	-	193.9	199.4
	324.7	-	324.7	317.5
Generation and Supply	374.1	72.5	446.6	286.5
Other Businesses	91.5	-	91.5	76.3
	790.3	72.5	862.8	680.3

The total operating profits relating to joint ventures of £28.9m (2004 - £30.6m) and associates of £44.2m (2004 - £20.6M), including exceptional income of £22.3M, are included in Generation and Supply.

The gain on disposal of property in 2004 separately disclosed on the face of the Profit and Loss Account relates to the sale of land and buildings at Arnersham Road, Reading.

Income and costs have been allocated specifically to the activity to which they relate wherever possible. Certain costs have been apportioned or recharged between businesses.

Notes on the Financial Statements

5. Net interest payable

	Group 2005	Group 2004	Joint Ventures 2005	Joint Ventures 2004	Associates 2005	Associates 2004
	£m	£m	£m	£m	£m	£m
Interest receivable:						
Interest from short-term deposits	3.2	2.2	-	-	-	-
Other interest receivable	16.5	17.4	0.6	0.4	0.7	1.0
	19.7	19.6	0.6	0.4	0.7	1.0
Interest payable and similar charges:						
Bank loans and overdrafts	33.6	27.1	-	-	6.9	11.0
Other loans	56.5	46.9	10.9	11.9	0.7	0.7
Other financing charges	3.7	7.7	-	-	-	-
	93.8	81.7	10.9	11.9	7.6	11.7
Interest capitalised	(3.4)	(2.0)	-	-	-	-
	90.4	79.7	10.9	11.9	7.6	11.7

Amortisation of discount	**3.0**	3.2	**-**	-	**-**	-
Net interest payable	**73.7**	63.3	**10.3**	11.5	**6.9**	10.7

Included within other financing charges is the net interest charge relating to the quasi-subsidiary companies, £1.8m (2004 - £0.2m).

6. Pensions

	Value at 31 March 2005 £m	Value at 31 March 2004 £m
Total market value of schemes' assets	**1,653.3**	1,499.8
Present value of schemes' liabilities	**(1,858.4)**	(1,677.5)
(Deficit) in the schemes	**(205.1)**	(177.7)
Deferred tax thereon	**61.5**	53.3
Net pension liability	**(143.6)**	(124.4)

	2005 £m	2004 £m
Movements during the year:		
Total gross (deficit)/surplus at beginning of the year	**(177.7)**	(402.2)
Acquired deficit on acquisition of KGL pension scheme	**(26.0)**	-
Movement in year:		
Current service costs	**(20.9)**	(16.7)
Contributions paid	**21.9**	19.0
Curtailment costs charged to reorganisation provision	**(1.0)**	(1.2)
Other finance income	**13.4**	2.2
Profit before tax impact	**13.4**	3.3
Actual return less expected return on pension scheme assets	**(0.9)**	190.5
Experience gain arising on pension scheme liabilities	**-**	60.3
Changes in financial assumptions underlying pension scheme liabilities	**(13.9)**	(29.6)
Variance between pension fund actuarial assumptions and actual experience	**(14.8)**	221.2
Total gross (deficit) in schemes at end of the year	**(205.1)**	(177.7)

Notes on the Financial Statements

7. Taxation

Analysis of charge in the year	**2005 Before exceptional items £m**	**2005 Exceptional items (note 3) £m**	**2005 Total £m**	2004 Total £m
Current tax:				
UK corporation tax on profits of the year	**176.1**	**33.3**	**209.4**	154.9
Adjustments in respect of previous years	**(4.0)**	**-**	**(4.0)**	(15.5)
Joint Ventures	**5.1**	**-**	**5.1**	2.8
Associates	**4.8**	**6.7**	**11.5**	3.8
Total current tax	**182.0**	**40.0**	**222.0**	146.0

Deferred tax:				
Origination and reversal of timing differences	27.1	(12.8)	14.3	23.9
Increase in discount	0.5	-	0.5	(18.7)
Adjustments in respect of prior year	6.7	-	6.7	8.3
Origination and reversal of timing differences – Associates	(1.3)	-	(1.3)	-
Total deferred tax	33.0	(12.8)	20.2	13.5
Tax on profit on ordinary activities	215.0	27.2	242.2	159.5

8. Dividends

	2005 £m	2004 £m
Dividends on ordinary shares:		
Interim of 12.2p (2004 – 11.3p)	104.7	96.8
Proposed final of 30.3p * (2004 – 26.4p)	260.0	226.1
	364.7	322.9

* Payable on 23 September 2005 to shareholders on the register at close of business on 26 August 2005.

Notes on the Financial Statements

9. Earnings per share

	2005 Earnings £m	2004 Earnings £m	2005 Earnings per Share pence	2004 Earnings per Share pence
Basic	543.2	447.9	63.4	52.3
Exceptional items	(45.3)		(5.3)	
	497.9	447.9	58.1	52.3
Adjusted - amortisation of goodwill	15.4	14.8	1.8	1.7
- deferred tax	33.0	13.5	3.8	1.6
- finance income	(13.4)	(2.2)	(1.5)	(0.3)
	532.9	474.0	62.2	55.3
- disposal of property	-	(10.2)	-	(1.2)
Adjusted	532.9	463.8	62.2	54.1
Exceptional items	45.3	-	5.3	-
Adjusted including exceptional items	578.2	463.8	67.5	54.1
Diluted before convertible debt	543.2	447.9	63.2	52.2
Convertible debt interest (net of tax)	3.3	-		
Dilutive effect of convertible debt	-	-	(0.6)	-
Diluted	546.5	447.9	62.6	52.2
Exceptional items	(45.3)	-	(5.2)	-
Diluted excluding exceptional items	501.2	447.9	57.4	52.2

The weighted average number of shares used in each calculation is as follows:

2005	2004

	Number of shares (millions)	Number of shares (millions)
For basic and adjusted earnings per share	**857.2**	856.8
Effect of exercise of share options	**1.9**	1.3
	859.1	858.1
Effect of dilutive convertible debt	**14.2**	-
For diluted earnings per share	**873.3**	858.1

10. Group Provisions for liabilities and charges

	Restructure £m	Onerous Energy contracts £m	Decommissioning £m	Other £m	Total £m
At 1 April 2004	12.4	66.4	3.0	14.2	96.0
Acquired in the year	-	12.8	32.4	1.0	46.2
Profit and loss account	-	1.3	1.7	2.7	5.7
Utilised during the year	(7.7)	(27.1)	-	(1.8)	(36.6)
At 31 March 2005	**4.7**	**53.4**	**37.1**	**16.1**	**111.3**

The restructure provision is in relation to expected costs associated with the continuing rationalisation of the business. The costs mainly comprise employee related costs, principally redundancy and early retirement costs. The majority of the expenditure is expected to be incurred in the next two years.

The onerous energy contracts provision relates to the present value of 'out of money' purchase contracts and will be utilised over a maximum period to 2011 when the contracts terminate. Decommissioning provisions cover the future cost of decommissioning coal-fired power stations and certain other assets. Other provisions include insurance/warranty claims and the costs of various committed expenditures relating to hydro civil assets.

Notes on the Financial Statements

11. Reconciliation of operating profit to operating cash flows

	2005 £m	2004 £m
Group operating profit	**789.7**	629.1
FRS 17 pension charge less contributions paid	**(1.0)**	(2.3)
Depreciation and impairment charges	**269.5**	183.1
Amortisation of goodwill and other intangible assets	**16.2**	14.8
Customer contributions and capital grants released	**(35.9)**	(20.4)
(Profit) on disposal of tangible fixed assets	**(7.7)**	(1.3)
Decrease/(Increase) in working capital and provisions	**119.9**	(2.7)
Net cash inflow from operating activities	**1,150.7**	800.3

12. Amortisation of goodwill

The goodwill amortisation charge for the year can be analysed across business segments as follows:

	2005 £m	2004 £m
Power Systems	-	-
Generation and Supply	**12.4**	12.0

Other Businesses	**3.0**	2.8
	15.4	14.8

END

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82-

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	12:00 03-May-05
Number	7896L


Scottish and Southern
Energy

RNS Number:7896L
Scottish & Southern Energy PLC
03 May 2005

The Company was notified on 29 April 2005 by Halifax plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases in the Company's ordinary shares:-

(a) that 27,124 shares were purchased at £9.385 using participating employees' gross salary ('Partnership Shares').

(b) that the Company matched the Partnership Shares purchased by employees and purchased a further 16,563 shares at £9.385 ('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per month.

The 43,687 Partnership,Matching and Dividend Shares were allocated to employees at £9.42.

The purchase was made pursuant to a regular standing order instruction with Halifax plc for the monthly purchase of Partnership and Matching Shares

The interests of Executive directors of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	13	5	0.000002%	21,669	0.003%
Ian Marchant	13	5	0.000002%	64,598	0.008%
Alistair Phillips-Davies	13	5	0.000002%	11,266	0.001%
Gregor Alexander	13	5	0.000002%	9,279	0.001%

The Company was notified by Alistair Phillips-Davies that his directors shareholding was under declared by 1,896 shares which resulted from a prior exercise of an all-employee Sharesave option by his wife. Taking account of this transaction, his total shareholding is 13,162 which represents 0.002% of the shares in issue.

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Holding(s) in Company
Released	10:25 25-Apr-05
Number	4547L


Scottish and Southern
Energy

RNS Number:4547L
Scottish & Southern Energy PLC
25 April 2005

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The Company was notified on 22 April 2005 that Barclays plc, through various legal entities as listed below, has a notifiable interest in 33,002,425 ordinary 50p shares in Scottish and Southern Energy plc, being 3.84% of the issued share capital of the company.

Legal Entity

Barclays Private Bank 2,040

Barclays Global Investors Japan Ltd 220,732

Barclays Life Assurance Co Ltd 955,668

Barclays Bank Trust Company Ltd 31,537

Barclays Global Fund Advisors 1,901,446

Barclays Private Bank and Trust Ltd 450

Barclays Global Investors Australia Ltd 229,548

Barclays Global Investors Japan Trust & Banking 1,051,943

Gerrard Ltd 956,100

Barclays Private Bank and Trust Ltd 17,938

Barclays Global Investors Ltd 18,415,473

Barclays Global Investors, N.A. 9,127,843

Barclays Capital Securities Ltd 91,707

Group Holding 33,002,425

Registered Holder

Bank of Ireland 121,130

BARCLAYS CAPITAL NOMINEES LIMITED 91,707

Barclays Trust Co & Others 1,629

BARCLAYS TRUST CO AS EXEC/ADM 3,972

Barclays Trust Co DMC69 13,400

Barclays Trust Co R69 12,536

BNP PARIBAS 44,324

CHASE NOMINEES LTD 487,382

CHASE NOMINEES LTD 7,749,970

CHASE NOMINEES LTD 270,814

CIBC MELLON GLOBAL SECURITIES 25,699

Clydesdale Nominees HGB0125 2,920

Clydesdale Nominees HGB0125 1,270

Clydesdale Nominees HGB0125 4,230

Clydesdale Nominees HGB0125 6,660

Clydesdale Nominees HGB0125 1,640

Clydesdale Nominees HGB0125 1,218

INVESTORS BANK AND TRUST CO. 11,979

INVESTORS BANK AND TRUST CO. 163,680

INVESTORS BANK AND TRUST CO 1,515,000

INVESTORS BANK AND TRUST CO. 186,435

INVESTORS BANK AND TRUST CO 24,352

INVESTORS BANK AND TRUST CO 205,101

INVESTORS BANK AND TRUST CO. 170,272

INVESTORS BANK AND TRUST CO 1,235,579

INVESTORS BANK AND TRUST CO 9,602

INVESTORS BANK AND TRUST CO 1,166,627

INVESTORS BANK AND TRUST CO 230,987

INVESTORS BANK AND TRUST CO 11,997

INVESTORS BANK AND TRUST CO 4,346,775

INVESTORS BANK AND TRUST CO 434,226

JP MORGAN (BGI CUSTODY) 281,331

JP MORGAN (BGI CUSTODY) 53,555

JP MORGAN (BGI CUSTODY) 502,190

JP MORGAN (BGI CUSTODY) 104,488

JP MORGAN (BGI CUSTODY) 9,261,051

JP MORGAN (BGI CUSTODY) 14,104

JP MORGAN (BGI CUSTODY) 646,256

JP Morgan Chase Bank 9,214

JP Morgan Chase Bank 8,820

JP Morgan Chase Bank 59,837

JP Morgan Chase Bank 1,507

JP Morgan Chase Bank92,857

JP Morgan Chase Bank 184,123

JP Morgan Chase Bank 36,775

JP Morgan Chase Bank 7,168

JP Morgan Chase Bank 455,881

JP Morgan Chase Bank 115,429

JP Morgan Chase Bank 118,215

JP Morgan Chase Bank 9,431

JP Morgan Chase Bank 23,337

JP Morgan Chase Bank 8,727

JPMORGAN CHASE BANK 26,306

JPMORGAN CHASE BANK 145,247

JPMORGAN CHASE BANK 84,301

Mellon Trust - Boston & SF 66,521

Mellon Trust - Boston & SF 118,275

MELLON TRUST OF NEW ENGLAND 81,970

Mitsubishi Trust International 5,487

NORTHERN TRUST BANK - BGI SEPA 89,188

NORTHERN TRUST BANK - BGI SEPA 105,406

NORTHERN TRUST BANK - BGI SEPA 21,514

R C Greig Nominees Limited a/c 194,592

R C Greig Nominees Limited a/c 99,933

R C Greig Nominees Limited GP1 476,370

R C Greig Nominees Limited SA1 185,205

Reflex Nominees Limited 450

State Street 14,737

STATE STREET BOSTON 609,331

STATE STREET BOSTON 73,806

The Northern Trust Co 39,810

WELLS FARGO SEATTLE - WIRE BAN 14,527

ZEBAN NOMINEES LIMITED 2,040

TOTAL 33,002,425

This information is provided by RNS
The company news service from the London Stock Exchange

END

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82-3099

Regulatory Announcement

Go to market news section

Free annual report 

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Holding(s) in Company
Released	11:13 22-Apr-05
Number	4019L



Scottish and Southern
Energy

RNS Number:4019L
Scottish & Southern Energy PLC
22 April 2005

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The Company was notified on 21 April 2005 that Barclays plc, through various legal entities as listed below, has a notifiable interest in 39,970,925 ordinary 50p shares in Scottish and Southern Energy plc, being 4.65% of the issued share capital of the company.

Legal Entity	
Barclays Private Bank	2,040
Barclays Global Investors Japan Ltd	218,703
Barclays Life Assurance Co Ltd	955,668
Barclays Bank Trust company Ltd	31,537
Barclays Global Fund Advisors	1,898,071
Barclays Private Bank and Trust Ltd	450
Barclays Global Investors Australia Ltd	229,548
Barclays Global Investors Japan Trust & Banking	1,051,943
Gerrard Ltd	959,683
Barclays Private Bank and Trust Ltd	17,938
Barclays Global Investors Ltd	18,415,473
Barclays Global Investors, N.A.	9,164,939
Barclays Capital Securities Ltd	7,024,932
Group Holding	39,970,925

Registered Holder	
Bank of Ireland	121,130
BARCLAYS CAPITAL NOMINEES LIMITED	7,024,932
Barclays Trust Co & Others	1,629

BARCLAYS TRUST CO AS EXEC/ADM	3,972
Barclays Trust Co DMC69	13,400
Barclays Trust Co R69	12,536
BNP PARIBAS	44,324
CHASE NOMINEES LTD	487,382
CHASE NOMINEES LTD	7,749,970
CHASE NOMINEES LTD	270,814
CIBC MELLON GLOBAL SECURITIES	25,699
Clydesdale Nominees HGB0125	2,920
Clydesdale Nominees HGB0125	1,270
Clydesdale Nominees HGB0125	4,230
Clydesdale Nominees HGB0125	6,660
Clydesdale Nominees HGB0125	1,640
Clydesdale Nominees HGB0125	1,218
INVESTORS BANK AND TRUST CO.	163,680
INVESTORS BANK AND TRUST CO	1,515,000
INVESTORS BANK AND TRUST CO	24,352
INVESTORS BANK AND TRUST CO	183,060
INVESTORS BANK AND TRUST CO	11,979
INVESTORS BANK AND TRUST CO	11,997
INVESTORS BANK AND TRUST CO	205,101
INVESTORS BANK AND TRUST CO	1,235,579
INVESTORS BANK AND TRUST CO	9,602
INVESTORS BANK AND TRUST CO	1,166,627
INVESTORS BANK AND TRUST CO	230,987
INVESTORS BANK AND TRUST CO	428,396
INVESTORS BANK AND TRUST CO	170,272
INVESTORS BANK AND TRUST CO	11,808
INVESTORS BANK AND TRUST CO	4,377,339
JP MORGAN (BGI CUSTODY)	281,331
JP MORGAN (BGI CUSTODY)	53,555
JP MORGAN (BGI CUSTODY)	502,190
JP MORGAN (BGI CUSTODY)	104,488
JP MORGAN (BGI CUSTODY)	9,261,051
JP MORGAN (BGI CUSTODY)	14,104
JP MORGAN (BGI CUSTODY)	646,256
JP Morgan Chase Bank	9,214
JP Morgan Chase Bank	8,820
JP Morgan Chase Bank	57,808
JP Morgan Chase Bank	1,507
JP Morgan Chase Bank	184,123
JP Morgan Chase Bank	455,881
JP Morgan Chase Bank	8,727
JP Morgan Chase Bank	36,775
JP Morgan Chase Bank	118,215
JP Morgan Chase Bank	7,168
JP Morgan Chase Bank	23,337
JP Morgan Chase Bank	9,431
JP Morgan Chase Bank	115,429
JP Morgan Chase Bank	92,857
JPMORGAN CHASE BANK	26,306
JPMORGAN CHASE BANK	145,247
JPMORGAN CHASE BANK	84,301
Mellon Trust - Boston & SF	66,521
Mellon Trust - Boston & SF	118,275
MELLON TRUST OF NEW ENGLAND	81,970
Mitsubishi Trust International	5,487

NORTHERN TRUST BANK - BGI SEPA	89,188
NORTHERN TRUST BANK - BGI SEPA	105,406
NORTHERN TRUST BANK - BGI SEPA	21,514
R C Greig Nominees Limited a/c	194,979
R C Greig Nominees Limited a/c	99,933
R C Greig Nominees Limited GP1	478,786
R C Greig Nominees Limited SA1	185,985
Reflex Nominees Limited	450
State Street	14,737
STATE STREET BOSTON	609,331
STATE STREET BOSTON	73,806
The Northern Trust Co	40,364
WELLS FARGO SEATTLE - WIRE BAN	14,527
ZEBAN NOMINEES LIMITED	2,040
TOTAL	39,970,925

This information is provided by RNS
The company news service from the London Stock Exchange

END

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82-3099

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Corporate Update
Released	09:00 01-Apr-05
Number	4479K



Scottish and Southern
Energy

RNS Number:4479K
Scottish & Southern Energy PLC
01 April 2005

Aldbrough Gas Storage facility starts leaching

Scottish and Southern Energy has today confirmed that it has received approval to begin 'leaching' the nine caverns that will be used to store gas at its Aldbrough Gas Storage Facility. The project, a joint venture between SSE Hornsea Limited (a subsidiary of Scottish and Southern Energy (SSE)) and Statoil (U.K.) Limited, to create nine caverns which can store up to 420 million cubic metres of working gas will provide essential additional storage for the UK energy industry.

The site is located 2.5km south-east of Aldbrough and 1.5km inland from the coast. Once completed, the Aldbrough facility will be able to provide enough gas in a day to supply around four million homes.

The nine caverns will be created by directionally drilling from a Central Processing Area down to the salt strata. Seawater is then pumped into the boreholes to dissolve the salt and form the caverns - a process known as leaching. The process will take around four years to complete with the first cavern expected to be ready to store gas by 2007.

- ENDS -

Enquiries to:
Scottish and Southern Energy
Julian Reeves, Communications Manager Tel no: 0870 9000 410